

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

March 19, 2007

Via Facsimile 973-781-0876 and U.S. Mail

Lawrence Seidman
100 Misty Lane
Parsippany, NJ 07054

Re: **Center Bancorp, Inc.**
       PRRN14A filed on March 14, 2007 by the Committee to
          Preserve Shareholder Value
       SEC File No. 0-11486

Dear Mr. Seidman:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised preliminary proxy statement listed above, along with your accompanying response letter dated March 13, 2007. Our comments follow.

All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

1.   We note the recent filing (see Form 425 filed March 16, 2007) by Center Bancorp indicating that it has agreed to acquire Beacon Trust Company. Update your proxy statement to reflect this development. That is, since you advocate the Company making an "accretive acquisition," indicate whether the Beacon acquisition fits the bill and whether you continue to believe the Company should seek additional acquisition opportunities.

2.   Refer to comment 14 in our prior comment letter dated March 6, 2007. Expand the new disclosure on page 9 of the revised proxy statement to fully discuss the impact of the de-classification of the Board. Although you state that this action would cause the entire Board to be elected each year, you do not discuss the possible impact on the ability of a third party to seize control of the Board in a single election, as we requested.

3.   Refer to comment 20 in our prior comment letter dated March 6, 2007. We note the letter from SNL Financial provided with your response. As requested in our

prior comment letter and required by Rule 14a-12(c)(ii) of Regulation 14A, please disclose *in the proxy statement* whether the consent of SNL Financial was obtained.

Closing

Please amend your filing in response to these comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions